UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

System1, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

87200P109

(CUSIP Number)

Michael L. Gravelle
c/o Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134
(702) 323-7330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Trasimene Trebia, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,601,898 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,601,898 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,601,898 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) See Item 5.

CUSIP No. 87200P109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Trasimene Trebia, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,601,898 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,601,898 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,601,898 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Item 5.

CUSIP No. 87200P109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
William P. Foley, II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,601,898 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,601,898 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,601,898 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) See Item 5.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D originally filed by Trasimene Trebia, LP (“Trasimene”), Trasimene Trebia, LLC and William P. Foley, II (each individually a “Reporting Person” and collectively, the “Reporting Persons”) on February 7, 2021 (as amended from time to time, the “Schedule 13D”), and relates to the Class A common stock, par value $0.0001 per share (“Class A common stock”), of System1, Inc. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each defined term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On April 19, 2022, Trasimene exercised in full Warrants to purchase 4,734,167 shares of Class A common stock. Trasimene exercised these Warrants through a cashless exercise in accordance with the terms of the Warrants at a purchase price of $11.50 per share and received a total of 2,030,943 shares of Class A common stock.

Trasimene currently intends to distribute to its partners at least a majority of the shares of Class A common stock it directly owns.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

The information set forth or incorporated by reference in Items 2, 3 and 6 of the Schedule 13D (as amended by this Amendment No. 1) is incorporated by reference in this Item 5.

(a) and (b) The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 1 are incorporated by reference in this Item 5. The beneficial ownership information that follows is as of April 20, 2022, based on 85,146,614 shares of Class A common stock outstanding as of April 13, 2022 (such outstanding shares based on information provided by the Issuer in its Form S-1/A Registration Statement filed with the SEC on April 13, 2022) plus 3,103,290 shares of Class A common stock issued upon the exercise of Warrants previously held by Trasimene and BGPT.

As of April 20, 2022, the Reporting Persons beneficially owned an aggregate of 6,601,898 shares of Class A Common Stock (comprised of 6,601,898 shares of Class A common stock directly held by Trasimene), which represents 7.5% of the outstanding Class A common stock. None of the Reporting Persons beneficially own any of the 22,077,319 shares of Class C common stock, par value $0.0001 per share, of the Issuer (the “Class C common stock”) outstanding as of February 7, 2022 (such outstanding shares based on information provided to the Reporting Persons by the Issuer). Holders of Class A common stock and Class C common stock are entitled to cast one vote per share of Class A common stock or Class C common stock on each matter submitted to the Issuer stockholders. Accordingly, as of April 20, 2022, the shares of Class A common stock beneficially owned by the Reporting Persons had a total voting power of 6.0%.

By virtue of the Shareholders Agreement, Trasimene, BGPT, Cannae Holdings, LLC (“CHL”), Michael Blend, Chuck Ursini, Nick Baker, and Just Develop It Limited, may constitute a group (the “Group”) within the meaning of Section 13(d) of the Exchange Act. The Reporting Persons expect that each of the other members of the Group will file their own Schedule 13Ds to report the shares of Class A common stock that they beneficially own. Each Reporting Person expressly disclaims beneficial ownership over any shares of Class A common stock that such Reporting Person may be deemed to beneficially own solely by reason of the Shareholders Agreement.

(c) Under the Issuer’s Certificate of Incorporation, Class D common stock, par value $0.0001 per share, of the Issuer (“Class D common stock”) (i) was automatically convertible into Class A common stock on a one-for-one basis if the volume-weighted average price of Class A common stock equaled or exceeded $12.50 per share for any 20 trading days within a period of 30 consecutive trading days or there was a “change in control” where the valuation of Class A common stock equaled or exceeded $12.50 per share (the “Class D Conversion Event”) and (ii) was to be automatically forfeited to the Issuer for no consideration if a Class D Conversion Event did not occur prior to January 27, 2027. The Class D Conversion Event occurred on March 17, 2022, upon which 833,750 shares of Class D common stock directly held by Trasimene automatically converted into 833,750 shares of Class A common stock. Other than as disclosed in this Amendment No. 1, the Reporting Persons have not effected any transactions in the Class A common stock during the past 60 days.

(d) Under certain circumstances, partners or members of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A common stock owned by such Reporting Persons.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2022

TRASIMENE TREBIA, LP

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	General Counsel and Corporate Secretary

TRASIMENE TREBIA, LLC

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Corporate Secretary

WILLIAM P. FOLEY, II

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Attorney-in-Fact for William P. Foley, II